SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2


                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by MAINE YANKEE ATOMIC POWER COMPANY.

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

         Note: As used in this Certificate, the symbol "A" identifies information relating to a certain Credit Agreement dated April 7, 1998, among Maine Yankee Atomic Power Company ("Maine Yankee"), Toronto Dominion (Texas), Inc. ("TD"), individually and as Administrative Agent and Collateral Agent, and The Bank of New York ("BNY"), individually and as Syndication Agent. The symbol "A(1)" identifies information relating to the initial April 7, 1998, two-day loan under the Credit Agreement, and the symbol "A(2)" identifies information relating to the April 9, 1998, renewal of the A(1) loan for three different interest periods. The symbol "B" identifies information relating to a certain Note Purchase Agreement dated April 7, 1998, between Maine Yankee and Teachers Insurance and Annuity Association of America ("TIAA").


  1.  Type of security or securities.

           A -- Revolving loans
           B -- Senior Secured Note


  2. Issue, renewal or guaranty.

           A(1) and B -- Issue
           A(2) -- Renewal

  3. Principal amount of each security.

           A -- $50,000,000 for account of TD; $30,000,000 for account of BNY B -- $48,000,000 payable to TIAA


  4. Rate of interest per annum of each security.

           A(1) -- 9.25%
           A(2) -- 7.4375%
           B -- 7.87% (fixed for term of security)


  5. Date of issue, renewal or guaranty of each security.

           A(1) and B -- April 7, 1998
           A(2) -- April 9, 1998


  6. If renewal of security, give date of original issue.

           A(1) and B -- Not applicable
           A(2) -- April 7, 1998


  7. Date of maturity of each security.

           A(1) -- April 9, 1998
           A(2) -- May 11, 1998 ($30,000,000)
                    June 9, 1998 ($30,000,000)
                    July 9, 1998 ($20,000,000)
           B -- March 31, 2006


  8. Name of the person to whom each security was issued, renewed or guaranteed.

                  A -- $50,000,000 principal amount for account of TD $30,000,000 principal amount for account of BNY
                  B -- TIAA


    9. Collateral given with each security.

          A and B -- A security interest, in favor of TD as the collateral agent for the benefit of the lenders as secured parties, in all of Maine Yankee's right, title and interest in, to and under (a) each of the agreements listed in the next succeeding paragraph hereof, as the same may be amended or modified from time to time (the "Assigned Agreements"), including (i) all rights of Maine Yankee to receive moneys due and to become due under or pursuant to the Assigned Agreements (other than amounts paid in respect of decommissioning costs for deposit in any decommissioning trust maintained by Maine Yankee), (ii) all rights of Maine Yankee under any Assigned Agreement to receive proceeds of any insurance, indemnity, condemnation, warranty or guaranty, (iii) all claims of Maine Yankee for damages arising out of or for breach of or default under any Assigned Agreement, and (iv) the right of Maine Yankee, subject to necessary regulatory approvals, to terminate, amend, supplement or modify any Assigned Agreement, to give any waiver, consent, approval or notice thereunder, to make any election thereunder, to perform thereunder and to compel performance and to exercise all remedies thereunder, (b) all rights of Maine Yankee to receive any refund or similar payment of Federal or state income taxes, (c) all rights of Maine Yankee in respect of moneys withdrawn from the decommissioning trust on account of the market value of services provided by the fuel fabricator in settlement of claims against it, (d) all accounts receivable of or amounts payable to Maine Yankee under any contract or agreement for the sale of nuclear fuel, (e) any other amounts deposited or required to be deposited with the collateral agent pursuant to an escrow agreement relating to certain unpaid dividends or to certain prepayments of loans, and (f) all proceeds of any and all the foregoing.

               "Assigned Agreements", as used herein, means the following agreements between Maine Yankee and each of its sponsoring utility companies:

                (1) Power Contracts, each dated as of May 20, 1968, as amended as of January 1, 1984, March 1, 1984, and
                       October 1, 1984;
                (2)    Additional Power Contracts,  each dated
                       as of February 1, 1984;
                (3)    1997 Amendatory Agreements,  each dated
                       as of August 6, 1997; and
                (4) Capital Funds Agreements, each dated as of May 20, 1968, as amended as of August 1,
                      1985.


  10. Consideration received for each security.

           A and B -- Cash equal to principal amount


  11. Application of proceeds of each security.

           A(1) and

             B -- With other available funds of Maine Yankee, payment prior to maturity of all First Mortgage Bonds ($75,017,203.64 principal balance), all outstanding indebtedness under Maine Yankee's Secured Credit Agreement dated as of August 15, 1989, as amended, with The Bank of New York, as Agent, and certain banks ($37,809,275.48 principal balance), and all outstanding indebtedness under Maine Yankee's Eurodollar Revolving Credit Agreement dated as of January 15, 1990, as amended, with Union Bank of Switzerland (New York Branch), as Agent, and certain banks ($22,505,521.11 principal balance), plus applicable premiums and accrued interest.

                  Payment of the outstanding  indebtedness  under the two
                  bank facilities terminated those facilities, in connection with which Maine Yankee had been filing quarterly Certificates of Notification with the Commission (File Nos. 70-7627 and 70-7638). In addition, Maine Yankee's First Mortgage Indenture was discharged upon the payment of all the outstanding bonds issued thereunder.

           A(2) -- Refunding of A(1) loan on April 9, 1998.

  12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

                  a.   the  provisions  contained  in the  first  sentence  of
                       Section 6(b) ___

                  b.   the  provisions  contained  in the fourth  sentence  of
                       Section 6(b) ___

                  c. the provisions contained in any rule of the Commission other than Rule U-48 X (Rule 52), for A and B


  13.   If the security or securities  were exempt from the provisions of
        Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. Not applicable, for A and B


  14.   If the security or securities  are exempt from the  provisions of
        Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable, for A and B


  15.   If the security or securities  are exempt from the  provisions of
        Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed. Rule 52, for A and B


                         MAINE YANKEE ATOMIC POWER COMPANY


                         By /M. E. Thomas
                            Michael E. Thomas, Vice President and Treasurer

Date: April 15, 1998